UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

                                             SEC File Number 0-26600

CUSIP Number 32114B200

NOTIFICATION OF LATE FILING

(Check One):|_| Form 10-K |_| Form 20-F |_| Form 11-K | X | Form 10-Q |  | Form 10-D |_| Form N-SAR |_| Form N-CSR

               For Period Ended: September 30, 2009

               [ ] Transition Report on Form 10-K

               [ ] Transition Report on Form 20-F

               [ ] Transition Report on Form 11-K

               [ ] Transition Report on Form 10-Q

               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:                                                                                                                              .

Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                                                                                                                                                                                  .

PART I - REGISTRANT INFORMATION

1st NRG, CORP.

Full Name of Registrant

NAPTAU GOLD CORPORATION

Former Name if Applicable

1730 LaBounty Rd.  #213

Address of Principal Executive Office (Street and Number)

Ferndale, WA 98248

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial and other information for the report on Form 10-Q for the quarter ended September 30, 2009. The Form 10-Q could not be completed on or before the November 16, 2009 prescribed due date without unreasonable effort or expense.  The registrant believes the review of the 10-Q Quarterly Report will progress on an expedient basis enabling it to complete the filing on or before November 23, 2009.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Edward D. Renyk                                      604          277-5252

                      (Name)                                    (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   |_| Yes |X| No

1st NRG, Corp. Form 10-K for the period ended December 31, 2008 filed on 04/17/2009.

(3)  Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

1st NRG, CORP.

 (Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2009                                                                                           By:  /s/ Edward D. Renyk

Name:  Edward D. Renyk

Title: Assistant Secretary

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)